UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Amendment No. 1)*
Under the Securities Exchange Act of 1934

GLOBALFOUNDRIES Inc.

(Name of Issuer)

Ordinary Shares, $0.02 par value per share

(Title of Class of Securities)

G39387108

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39387108	Schedule 13G	Page 2 of 11

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Investment Company PJSC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
Not applicable

	6	SHARED VOTING POWER
450,387,613

	7	SOLE DISPOSITIVE POWER
Not applicable

	8	SHARED DISPOSITIVE POWER
450,387,613

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
450,387,613

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
81.5%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from GLOBALFOUNDRIES Inc. (the “Issuer”) regarding the 552,654,594 ordinary shares, $0.02 par value per share (“Ordinary Shares”) issued and outstanding as of September 30, 2024 as reported on the Issuer’s Form 6-K submitted to the Securities and Exchange Commission (the “Commission”) on November 5, 2024.

CUSIP No. G39387108	Schedule 13G	Page 3 of 11

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mamoura Diversified Global Holding PJSC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
Not applicable

	6	SHARED VOTING POWER
450,387,613

	7	SOLE DISPOSITIVE POWER
Not applicable

	8	SHARED DISPOSITIVE POWER
450,387,613

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
450,387,613

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
81.5%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(2)	The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the 552,654,594 Ordinary Shares issued and outstanding as of September 30, 2024 as reported on the Issuer’s Form 6-K submitted to the Commission on November 5, 2024.

CUSIP No. G39387108	Schedule 13G	Page 4 of 11

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Technology Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
Not applicable

	6	SHARED VOTING POWER
450,387,613

	7	SOLE DISPOSITIVE POWER
Not applicable

	8	SHARED DISPOSITIVE POWER
450,387,613

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
450,387,613

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
81.5%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(3)	The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the 552,654,594 Ordinary Shares issued and outstanding as of September 30, 2024 as reported on the Issuer’s Form 6-K submitted to the Commission on November 5, 2024.

CUSIP No. G39387108	Schedule 13G	Page 5 of 11

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mubadala Technology Investment Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
Not applicable

	6	SHARED VOTING POWER
336,085,544

	7	SOLE DISPOSITIVE POWER
Not applicable

	8	SHARED DISPOSITIVE POWER
336,085,544

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
336,085,544

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
60.8%(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(4)	The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the 552,654,594 Ordinary Shares issued and outstanding as of September 30, 2024 as reported on the Issuer’s Form 6-K submitted to the Commission on November 5, 2024.

CUSIP No. G39387108	Schedule 13G	Page 6 of 11

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MTI International Investment Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
Not applicable

	6	SHARED VOTING POWER
114,302,069

	7	SOLE DISPOSITIVE POWER
Not applicable

	8	SHARED DISPOSITIVE POWER
114,302,069

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
114,302,069

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20.7%(5)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(5)	The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the 552,654,594 Ordinary Shares issued and outstanding as of September 30, 2024 as reported on the Issuer’s Form 6-K submitted to the Commission on November 5, 2024.

CUSIP No. G39387108	Schedule 13G	Page 7 of 11

Item 1.

(a)	Name of Issuer: GLOBALFOUNDRIES Inc.

(b)	Address of Issuer’s Principal Executive Offices: 400 Stonebreak Road Extension, Malta, New York 12020

Item 2.

(a)	Name of Person Filing:

(i)	Mubadala Investment Company PJSC

(ii)	Mamoura Diversified Global Holding PJSC

(iii)	Mubadala Technology Investments LLC

(iv)	Mubadala Technology Investment Company

(v)	MTI International Investment Company LLC

(b)	Address of Principal Business Office or, if none, Residence:

(i)	Mamoura A Building Abu Dhabi, 45005 United Arab Emirates

(ii)	Mamoura A Building Abu Dhabi, 45005 United Arab Emirates

(iii)	Mamoura A Building Abu Dhabi, 45005 United Arab Emirates

(iv)	Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

(v)	Mamoura A Building Abu Dhabi, 45005 United Arab Emirates

(c)	Citizenship:

(i)	Please refer to Item 4 on each cover page for each Reporting Person.

(d)	Title of Class of Securities: Ordinary Shares, $0.02 par value per share

(e)	CUSIP Number: G39387108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Information with respect to the Reporting Persons’ ownership as of September 30, 2024 is incorporated by reference to items (5) - (9) and (11) of the cover page for each Reporting Person.

Item 5.	Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. G39387108	Schedule 13G	Page 8 of 11

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. G39387108	Schedule 13G	Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUBADALA INVESTMENT COMPANY PJSC

November 6, 2024
Date

/s/ Andre Namphy
Signature

Andre Namphy / Authorized Signatory
Name/Title

MAMOURA DIVERSIFIED GLOBAL HOLDING PJSC

November 6, 2024
Date

/s/ Andre Namphy
Signature

Andre Namphy / Authorized Signatory
Name/Title

Mubadala Technology Investments LLC

November 6, 2024
Date

/s/ Andre Namphy
Signature

Andre Namphy / Authorized Signatory
Name/Title

CUSIP No. G39387108	Schedule 13G	Page 10 of 11

Mubadala Technology Investment Company

November 6, 2024
Date

/s/ Andre Namphy
Signature

Andre Namphy / Authorized Signatory
Name/Title

MTI International Investment Company LLC

November 6, 2024
Date

/s/ Andre Namphy
Signature

Andre Namphy / Authorized Signatory
Name/Title

CUSIP No. G39387108	Schedule 13G	Page 11 of 11

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.*

* Incorporated by reference to the Agreement of Joint Filing by Mubadala Investment Company PJSC, Mamoura Diversified Global Holding PJSC, Mubadala Technology Investments LLC, Mubadala Technology Investment Company and MTI International Investment Company LLC dated February 11, 2022, which was previously filed with the Commission as Exhibit to Schedule 13G filed by Mubadala Investment Company PJSC, Mamoura Diversified Global Holding PJSC, Mubadala Technology Investments LLC, Mubadala Technology Investment Company and MTI International Investment Company LLC on February 11, 2022 with respect to the shares of GLOBALFOUNDRIES Inc.